December 4, 2009

Mr. Timothy W. McHale
Personal Investment Management Portfolio Series
6455 Irvine Center Drive
Irvine, CA 92618

> RE: Personal Investment Management Portfolio Series
>   Registration Statement File Nos. 333-163115 and 811-22349

Dear Mr. McHale:

We have reviewed the registration statement of Form N-1A for the Personal Investment Management Portfolio Series, filed with the Securities and Exchange Commission on November 13, 2009. We have the following comments:

PROSPECTUS

Fees and Expenses of the Fund

1. For each fund, please include the heading, "Shareholder Fees (fees paid directly from your investment)."

2. In the paragraph under the heading, "Example," please delete the phrase: "that all dividends and capital gain distributions are reinvested."

Principal Risks

3. In the Principal Risks section for the Personal Investment Management Short-Term Municipal Bond Portfolio and the Personal Investment Management California Short-Term Municipal Bond Portfolio, the disclosure states, "In addition, longer maturity debt securities generally have higher rates of interest and may be subject to greater price fluctuations than shorter maturity debt securities." This appears to be a risk for longer maturity debt securities. Please explain to us why this is considered a principal risk for short-term funds.

Purchase and sale of fund shares

4. Please move the first paragraph under this heading out of the summary prospectus section into the statutory prospectus.

5. Under this heading, please disclose that the funds' shares are redeemable and briefly identify the procedures for redeeming shares. (See Item 6(b) of Form N-1A).

Tax Information

6. Pursuant to General Instruction C.3(c)(iii), a prospectus that contains information about more than one fund may integrate the information required by any Items 6 through 8 for all of the funds together, provided that the information contained in any Item that is integrated is identical for all funds covered in the prospectus. The tax information is not identical for all funds. Please include the tax information for each fund in its respective summary prospectus.

Financial Intermediary Compensation

7. The information required by Item 8 has been omitted from the summary section. Please include the information or verify that neither the funds nor any of their related companies pay financial intermediaries for the sale of fund shares or related securities.

Investment objectives, strategies and risks

8. For all funds, please disclose whether or not a security held by a fund will be sold if it is downgraded to a rating below the minimum rating allowed for that fund.

9. For the Personal Investment Management California Short-Term Municipal Bond Portfolio, the disclosure states that "the fund invests primarily in municipal bonds with quality ratings of A- or better or A3 or better." Please disclose whether the fund may invest in a security rated below A- or A3.

10. For the Personal Investment Management Core Bond Portfolio, the disclosure states that "the fund primarily invests in debt securities with quality ratings of A- or better or A3 or better." Please disclose whether the fund may invest in a security rated below A- or A3.

Purchase, exchange and sale of shares

11. Please describe the procedures for purchasing and redeeming fund shares. Please include all the information required by Item 11(c) of Form N-1A. In addition, please discuss the procedures for exchanging fund shares, if applicable.

Frequent trading of fund shares

12. Pursuant to Item 11(e) of Form N-1A, please state whether the Board of Directors has adopted policies and procedures relating to frequent trading of fund shares. If the Board has adopted policies and procedures, please describe them with required specificity in accordance with Item 11(e)(4). If the Board has not adopted policies and procedures, please provide the basis for the Board's decision.

Valuing Shares

13. Under this heading the disclosure states that "assets are valued primarily on the basis of market quotations." Please discuss more specifically how the securities are valued. For example, please state whether bonds are valued at the last traded price, the bid price, the ask price, or the mean between the bid and the ask price. Please discuss how short-term securities are valued.

14. Pursuant to Item 11(a)(3) of Form N-1A, please include a statement identifying any national holidays when fund shares will not be priced and specifying any additional local or regional holdings when the fund shares will not be priced.

15. Under this heading the disclosure states, "Your shares will be purchased at the net asset value or sold at the net asset value next determined after Capital Guardian Trust Company receives your request, provided your request contains all information and legal documentation necessary to process the transaction." Please disclose the information and legal documentation that is necessary to process a purchase or sale transaction.

Fund expenses

16. Under this heading the disclosure states, "Shareholders of the funds will be subject to an additional fee charged by Capital Guardian Trust Company's Personal Investment Management division for the ongoing services provided to the shareholder." Please include this additional fee in the fee table.

Back Cover Page

17. Please include the registrant's Investment Company Act file number on the bottom of the back cover page.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental policies

18. Fundamental Policy 1.f. states that "the funds may not purchase the securities of any issuer if, as a result of such purchase, the fund's investments would be concentrated in any particular industry." Please disclose the amount that would cause a fund to be "concentrated in any particular industry."

Portfolio managers

19. Please discuss any potential conflicts of interest.

GENERAL

20. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

21. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

22. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

23. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that
    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *

If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant